Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 15, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11756
FT Moderate Buffer ETF Allocation Portfolio, Series 1
(the “Trust”)
CIK No. 2030710 File No. 333-281861

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please consider including a table similar to that shown on First Trust’s website that provides additional information regarding Outcome Period Values (as of the deposit date) for the First Trust Target Outcome Buffer ETFs selected for the portfolio (e.g., Fund Value/Return, Referenced Asset Value/Return, Remaining Cap, Remaining Buffer, and Remaining Outcome Period). The Staff notes that funds typically refer investors to the website of the underlying funds to determine where each underlying fund is in relationship to its respective cap and buffer on a particular date.

Response:In accordance with the Staff’s comment, the Trust has added the following disclosure to the prospectus:

Each ETF’s website provides information relating to the possible outcomes for an investment in the ETF on a daily basis, if purchased on that date and held through the end of the Target Outcome Period, including the ETF’s value relative to the cap and buffer. Unit holders can find the expected outcomes for each of the ETFs at https://www.ftportfolios.com/retail/etf/targetoutcomefundlist.aspx.

2.With respect to the description of the “laddered portfolio” in the first paragraph of the “Portfolio Selection Process” section, please clarify, if true, that the Trust will have exposure to each Index during outcome periods beginning every month of a calendar year (i.e., exposure to SPY, QQQ, IWM, and EFA with terms beginning the months of January through December). Please also clarify if the funds are weighted equally.

Response:The Trust notes that it will invest in a laddered portfolio of all of the First Trust Target Outcome Moderate Buffer ETFs that meet the Trust’s minimum market capitalization liquidity requirements, as later described in the prospectus (i.e., “To be included in the Trust’s portfolio, each ETF must have a minimum market capitalization of $50,000,000.”). The Trust further notes that not every month of a calendar year is represented by each First Trust Target Outcome Moderate Buffer ETF. Nevertheless, the Trust will specifically identify the First Trust Target Outcome Moderate Buffer ETFs held by the Trust in the Schedule of Investments, along with the weighting of each fund.

The funds will be equally weighted within their reference asset category, meaning all the funds that reference SPY will be weighted the same, all the funds that reference QQQ will be weighted the same, all the funds that reference IWM will be weighted the same and all the funds that reference EFA will be weighted the same. However, the allocation to each reference asset category will be different and will be determined by the First Trust Research Department to provide diversification, as specified in the selection methodology. Additionally, the First Trust Research Department does not consider remaining buffers and caps of the funds when selecting the funds for the Trust. The Trust has revised the selection process for clarification. Please refer to the Trust’s response to Comment 7 below.

3.The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section: “The Trust’s laddered approach is intended to allow the Trust to benefit from increases in the value of the SPDR(R) S&P 500(R) ETF Trust (“SPY”), Invesco QQQ Trust, Series 1 (“QQQ”), iShares Russell 2000 ETF (“IWM”), and iShares MSCI EAFE ETF (“EFA”) and to provide a level of downside protection for at least a portion of the Trust’s portfolio at any given time.” Please revise to clarify that the Trust will be allowed to benefit to a limited extent.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

The Trust’s laddered approach is intended to allow the Trust to benefit to a limited extent from increases in the value of the SPDR(R) S&P 500(R) ETF Trust (“SPY”), Invesco QQQ Trust, Series 1 (“QQQ”), iShares Russell 2000 ETF (“IWM”), and iShares MSCI EAFE ETF (“EFA”) and to provide a level of downside protection for at least a portion of the Trust’s portfolio at any given time.

4.The Staff notes the following disclosure in the second sentence of the second paragraph of the “Portfolio Selection Process” section: “The Trust invests in the ETFs in a laddered manner.” Please consider deleting this sentence, as it is repetitive.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been deleted.

5.The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section: “Unlike the ETFs, the Trust itself does not pursue a target outcome strategy. The buffer is only provided by the ETFs and the Trust itself does not provide any stated buffer against losses. The Trust will likely not receive the full benefit of the ETF buffers and could have limited upside potential.”

(a)	Please bold and/or move the above referenced disclosure to the beginning of the second paragraph of the “Portfolio Selection Process” section.

(b)	Please insert the following after the first sentence of the above referenced disclosure: “You may experience significant losses on investments in the Trust.”

(c)	With respect to the third sentence of the above referenced disclosure, please explain why the Trust is not likely to receive the full benefit of the ETF buffers and could have limited upside potential.

Response:Please refer to the Trust’s responses below:

(a)	In accordance with the Staff’s comment, the above-referenced disclosure has been bolded.

(b)	The above above-referenced disclosure has been revised in accordance with the Staff’s comment.

(c)	The Trust has added a cross-reference to the disclosure described later in the prospectus. In accordance with the Staff’s comment, disclosure has been revised as follows:

Unlike the ETFs, the Trust itself does not pursue a target outcome strategy. You may experience significant losses on investments in the Trust. The buffer is only provided by the ETFs and the Trust itself does not provide any stated buffer against losses. The Trust will likely not receive the full benefit of the ETF buffers and could have limited upside potential (as described below).

6.The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section: “The Trust’s returns are limited by the caps of the ETFs. Although the Trust does not directly provide a defined buffer, each ETF in the portfolio is structured to offer a 15% downside buffer (before fees and expenses), with potential upside gains capped at a predetermined level.” Please consider revising to describe the downside buffer as a “moderate 15% downside buffer.”

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

The Trust’s returns are limited by the caps of the ETFs. Although the Trust does not directly provide a defined buffer, each ETF in the portfolio is structured to offer a moderate 15% downside buffer (before fees and expenses), with potential upside gains capped at a predetermined level.

7.Please consider revising the third paragraph of the “Portfolio Selection Process” section to describe how the Trust decides which First Trust Target Outcome ETFs will be selected for the Trust. For example, are there any criteria as far as minimum remaining buffers or caps?

Response:The Trust notes that it will invest in all of the First Trust Target Outcome Moderate Buffer ETFs that meet the Trust’s minimum market capitalization liquidity requirement of $50,000,000, as described in the prospectus. The funds will be equally weighted within their reference asset category. Additionally, the First Trust Research Department does not consider remaining buffers and caps of the funds when selecting the funds for the Trust. In accordance with the Staff’s comment, the third paragraph of the “Portfolio Selection Process” has been revised as follows:

Under normal market conditions, the Trust will invest at least 80% of its assets in the ETFs, which seek to provide investors with returns (before fees and expenses) that match the price return of either SPY, QQQ, IWM or EFA, respectively, up to a predetermined upside cap, while providing a buffer (before fees and expenses) against the first 15% of losses of SPY, QQQ, IWM or EFA, respectively, over a defined one-year period. The Trust will invest in all of the First Trust Target Outcome Moderate Buffer ETFs that reference SPY, QQQ, IWM and EFA that also meet the Trust’s liquidity requirements. To be included in the Trust’s portfolio, each ETF must have a minimum market capitalization of $50,000,000. The Trust intends only to acquire shares of ETFs in the secondary market and will not engage in any principal transactions with the ETFs. The ETFs will be equally weighted within their reference asset category, and the First Trust Research Department will determine the allocation to each reference asset category to provide diversification. The minimum remaining buffers or caps for the ETFs will not be considered when selecting ETFs for the Trust’s final portfolio.

8.The Staff notes the following disclosure in the third paragraph under the “Portfolio Selection Process” section: “Under normal market conditions, the Trust will invest at least 80% of its assets in the ETFs, which seek to provide investors with returns (before fees and expenses) that match the price return of SPY, QQQ, IWM or EFA, respectively, up to a predetermined upside cap, while providing a buffer (before fees and expenses) against the first 15% of losses of SPY, QQQ, IWM or EFA, over a defined one-year period.” Please consider moving this disclosure to the second sentence of the first paragraph under the “Portfolio Selection Process” section.

Response:The above-referenced disclosure has been moved to the first paragraph of the “Portfolio Selection Process” section.

9.The Staff notes the following disclosure in the third paragraph of the “Portfolio Selection Process” section: “The investment objective of SPY is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P500(R) Index. The investment objective of QQQ is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the Nasdaq-100 Index(R). The investment objective of IWM is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the Russell 2000 Index. The investment objective of EFA is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the MSCIEAFE IMI Index.” Please consider making this disclosure a separate paragraph.

Response:The disclosure has been revised in accordance with the Staff’s comment.

10.The Staff notes the following disclosure in the fourth paragraph of the “Portfolio Selection Process” section: “Each ETF establishes a new cap annually at the beginning of each Target Outcome Period.” Please revise this disclosure to include the following language at the end of the sentence: “(i.e., resets its cap) and refreshes the 15% buffer.”

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

Each ETF establishes a new cap annually at the beginning of each Target Outcome Period (i.e., resets its cap) and refreshes the 15% buffer.

11.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “Each ETF’s strategy has been specifically designed to produce the outcomes (before fees and expenses) based upon the returns of SPY, QQQ, IWM or EFA over the duration of a Target Outcome Period.” Please clarify whether the return referenced in this disclosure is total return or price return.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

Each ETF’s strategy has been specifically designed to produce the outcomes (before fees and expenses) based upon the price returns of SPY, QQQ, IWM or EFA over the duration of a Target Outcome Period.

12.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “This means that each of the ETFs will undergo a “reset” of its cap and a “refresh” of its buffer annually.” Please explain the distinction between a reset of the ETFs cap and a refresh of the ETFs buffers. Is it possible for the cap to change without the buffer changing?

Response:The Trust notes it revised the disclosure to explain the distinction between resetting the cap and refreshing the buffer. Please refer to the Trust’s response to Comment 10 above.

13.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “Because the Trust will not acquire shares of the ETFs on the first day of a Target Outcome Period and may dispose of shares of the ETFs before the end of the Target Outcome Period, the Trust may experience returns that are very different from those that the ETFs seek to provide.” If an investment in the Trust may be made on a day other than the deposit date, please also explain that an investment in the Trust, other than on the deposit date, may result in returns different from both the Trust and the ETFs. The Staff assumes this is true with respect to an investment in the Trust other than the date the Trust deposits.

Response:In accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

Likewise, a Unit holder purchasing Units on a day other than the Initial Date of Deposit, or redeeming Units prior to the Trust’s Mandatory Termination Date, may experience investment results that differ from those they would have experienced if they purchased Units on the Initial Date of Deposit or held Units until the Mandatory Termination Date.

14.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “If an ETF has experienced certain levels of either gains or losses since the beginning of its current Target Outcome Period, there may be little to no ability for the Trust to achieve gains or benefit from the buffer for the remainder of the Target Outcome Period.” Please describe whether the minimum remaining buffers or caps discussed in the disclosure will be considered when selecting ETFs for the Trust’s final portfolio.

Response:The Trust notes that the minimum remaining buffers or caps for the ETFs will not be considered when selecting ETFs for the Trust’s final portfolio. The Trust has revised the disclosure for clarification. Please refer to the Trust’s response to Comment 7 above.

15.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “In other words, the continual and periodic refreshing of the ETF caps and buffers at current prices is intended to allow the Trust to continue to benefit from increases in the value of SPY, QQQ, IWM or EFA and to provide a level of downside protection for at least a portion of the Trust’s portfolio at any given time.” Please revise the disclosure to clarify that “current prices” refers to the current prices of the ETFs’ reference asset.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

In other words, the continual and periodic refreshing of the ETF caps and buffers at the current prices of the ETFs’ reference assets is intended to allow the Trust to continue to benefit from increases in the value of SPY, QQQ, IWM or EFA and to provide a level of downside protection for at least a portion of the Trust’s portfolio at any given time.

Risk Factors

16.If applicable, please disclose the risk that, in between the rebalance period, the underlying funds may not be equally weighted so the Trust may be exposed to one or more underlying funds disproportionately when compared to other underlying funds. In such circumstances, the Trust may be subject to the over-weighted performance of certain underlying funds.

Response:The Trust notes that the Trust’s portfolio is fixed and does not rebalance during the life of the Trust. The underlying funds may be disproportionately weighted within the Trust’s portfolio due to general market movements, and the Trust believes that this risk is disclosed elsewhere in the prospectus.

17.The Staff notes the following disclosure in the third sentence of the “Market Risk”: “As a means to fight inflation, which remains at elevated levels, the Federal Reserve has raised interest rates and may continue to do so and is reversing previously implemented quantitative easing.” Please consider the continuing accuracy of this disclosure given the recent meeting of the Federal Reserve’s Federal Open Market Committee on September 18, 2024, and subsequent rate cuts.

Response:In accordance with the Staff’s comment, the “Market Risk” risk factor has been revised as follows:

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value or underperform other investments. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. The Federal Reserve has recently lowered interest rates and may continue to do so in the future. Recent and potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. For example, the COVID-19 global pandemic and the ensuing policies enacted by governments and central banks have caused and may continue to cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. While vaccines have been developed, there is no guarantee that vaccines will be effective against future variants of the disease. The impact of the COVID-19 pandemic, or any future public health crisis, may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession. Ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain Trust investments as well as Trust performance. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust’s portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust’s Units and result in increased market volatility.

18.The Staff notes the following disclosure in the second sentence of the “Distribution” risk factor: “The Funds held by the Trust make distributions on a monthly or quarterly basis.” Please delete this statement if it is not true for the funds held by the Trust.

Response:In accordance with the Staff’s comment, the “Distribution” risk factor has been revised as follows:

Distributions. As stated under “Summary of Essential Information,” the Trust will generally make semi-annual distributions of income. The Funds held by the Trust may make distributions throughout the year. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

19.The Staff notes the following disclosure in the last sentence of the “Investment in Other Investment Companies Risk”: “Certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.” Please delete this statement if it is not true for the funds held by the Trust, given the strategy to match the price returns of a broad based index.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been deleted.

20.Please consider revising the “Target Outcome Period Risk” disclosure to include the following statement at the end of the first paragraph, if true: “Similarly, an investment in the Trust at a date other than the Initial Date of Deposit will involve a similar risk with respect to both the Trust and the ETFs.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

21.Please consider removing the “ETF Concentration Risk” disclosure if the disclosure is not accurate for the funds held by the Trust.

Response:The Trust notes that each ETF has its own distinct concentration policy. Therefore, the Trust believes the disclosure is appropriate.

22.Please confirm the “Options” risk factor disclosure is tailored to the FLEX options invested in by the underlying ETFs. For example, can the strike prices of FLEX options be adjusted as described in the above-referenced disclosure? The Staff is not sure why a separate “Options” risk factor is necessary.

Response:In accordance with the Staff’s comment, the “Options” risk has been deleted.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon